November 21, 2012
Ms. Cecilia Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Itron, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
File No. 0-22418

Dear Ms. Blye:

This letter is submitted on behalf of Itron, Inc. (“Itron,” “we,” “our”) and responds to the staff’s comment letter of November 1, 2012 relating to our Form 10-K for our fiscal year ended December 31, 2011. For your convenience, we have reproduced the staff’s comments below and have provided our response accordingly.

1.
In your letters to us dated January 8, 2009 and January 24, 2009, you said that since April 2007 you had derived revenues by selling certain products in Iran. You said in your quarterly earnings call dated February 11, 2011, that your international subsidiaries continued to conduct business in Iran until the fourth quarter of 2010. In addition, we note from August 2012 media reports that you have entered into a three-year contract with AKSA Enerji, a Turkish utility that is reported to provide electricity to Aleppo, Syria. Finally, you state on pages, 2, 15, and elsewhere in your Form 10-K that you operate in the Middle East and Africa, a region that includes Sudan. Your Form 10-K does not include disclosure regarding operations associated with Iran, Syria or Sudan. Iran, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and Sudan, whether through direct or indirect arrangements, since the referenced letters. Your response should describe any products, equipment, components, technology, software, or services that you have provided or intend to provide into Iran, Syria and Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

ITRON
2111 North Molter Road
Liberty Lake, WA 99019
www.itron.com

Effective January 1, 2011, Itron adopted and implemented an updated policy on activities involving countries which are subject to U.S. economic and trade sanctions. The policy applies to all Itron employees including specifically any employee of any Itron subsidiary or affiliate. The policy also expressly applies to all Itron subsidiaries and affiliates.
The policy provides that neither Itron, nor any of its subsidiaries or affiliates, will sell any products or services (either directly or indirectly through agents, distributors, or partners) to customers located in North Korea, Cuba, Iran, Syria, Sudan, or Myanmar (Burma). The policy applies to any direct sales or indirect sales where an employee knows or has reason to believe that the end customer is located in one of these countries.
To the best of our knowledge, Itron (including its subsidiaries and affiliates) is in full compliance with this policy and does not conduct business with any of these countries. Accordingly, we do not anticipate any future contacts with the governments of these countries or entities that they control.
With respect to the sales of meters noted by the staff regarding AKSA Enerji, a Turkish utility, the gas meters are being sold pursuant to a written contract between Itron France, one of Itron’s subsidiaries, and Koni Insaat San A.S. (“Koni”), a company duly organized under the laws of Turkey. Koni is the purchasing company for AKSA. In accordance with the terms of the contract, the gas meters sold pursuant to this agreement are for use solely within Turkey, and we have no reason to believe that such meters are not being used exclusively in Turkey. In addition, since these are gas meters, they are not used in connection with the supply of electricity.

2.
Please discuss for us the materiality of your contacts with Iran, Syria, and Sudan, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, or Sudan.

Since, by our January 1, 2011 policy, our international subsidiaries are no longer doing business in Iran, Syria or Sudan, we do not believe the contacts, if any, with Iran, Syria, or Sudan constitute a material investment risk for our security holders in qualitative or quantitative terms.

ITRON
2111 North Molter Road
Liberty Lake, WA 99019
www.itron.com

Itron acknowledges that Itron is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Itron may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Shannon M. Votava
Shannon M. Votava
Vice President and General Counsel

ITRON
2111 North Molter Road
Liberty Lake, WA 99019
www.itron.com